Exhibit (d)(1)(d)

TIAA-CREF Life Insurance Company 730 Third Avenue New York, NY 10017-3206 212 490-9000 1 800 223-1200

Enhanced Certificate Split Option

This enhanced certificate split option rider is attached to and made a part of your certificate at issue. There is no additional charge for this rider. This rider allows for a certificate split in the event of significant changes in the Federal Unlimited Marital Deduction.

Applying for the exchange

You may exercise this option within 90 days after the day that the Federal Unlimited Marital Deduction is actually and materially reduced, as a result of the enactment of a new Federal estate tax law, which because of the material reduction, could result in an increase in the Federal estate tax liability at the first death of the two insureds under this certificate. A material reduction of the Federal Unlimited Marital Deduction is defined as one that meets at least one of the following two conditions:

a)	if the Federal Marital Deduction is expressed as a percentage of the estate, the deduction is limited to 75% or less of the value of the estate; or

b)	if the Federal Marital Deduction is expressed as a dollar amount, the deduction is an amount which is 75% or less of the certificate Total Face Amount.

The exchange will become effective when we receive the following:

•	your written request for the exchange in a form satisfactory to us; and

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approval of the exchange in a form satisfactory to us from any irrevocable beneficiary(ies) or person(s) to whom this certificate has been assigned or who has been given the right to name the beneficiary of part or all of the death benefit via endorsement or contractual agreement.

The certificate and this option must be in force and the certificate must have a positive cash surrender value on the date of the exchange.

The new certificates or policies

The new certificates or policies will be effective starting on the Exchange Date. Each new certificate or policy will be based on the gender, age and most recent underwriting class of each person insured by this certificate on the Exchange Date.

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If the last survivor certificate to which this rider is attached is a Flexible Premium Last Survivor Variable Universal Life Insurance certificate we will issue you a new single life Flexible Premium Variable Universal Life Insurance certificate or, such other policy which may then be available for use by us.

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If the last survivor certificate to which this rider is attached is a Flexible Premium Last Survivor Universal Life Insurance certificate we will issue you a new single life Flexible Premium Universal Life Insurance certificate or such other policy which may then be available for use by us.

The owner(s) of each new certificate or policy will be the owner(s) of this certificate unless a change is requested in writing.

The death benefit option of each new certificate or policy will be the most recent death benefit option of the original certificate. The new individual certificates or policies must meet minimum face amount requirements for the new certificates or policies.

We will deduct any outstanding loan amount for this certificate from your certificate value. We will then transfer the remaining certificate value equally to each new certificate or policy on the date of the exchange. In certain situations, the transfer of certificate value may result in tax consequences. Please consult with your personal tax advisor.

If you have an aviation limitation endorsement in force on the date of the exchange, we will issue the same endorsement for each new certificate or policy. If you have assigned this certificate as collateral, the assignment will remain in effect under each new certificate or policy.

We will use the issue date of this certificate as the start of the suicide and contestability periods for each new certificate or policy. If this certificate has been reinstated, we will use the reinstatement date as the start of the contestability periods for each new certificate or policy. You will find more in Contesting the validity of your certificate and If someone commits suicide.

Availability of new certificates or policies

Any insured whose attained age under the certificate exceeds 90 or whose most recent underwriting class contains a substandard table rating higher than Table H is not eligible for a new certificate or policy. If there is only one eligible insured, a new certificate or policy may be issued on that insured. In these situations, the certificate value less any outstanding loan amount in this certificate will be applied entirely to the new certificate or policy. The face amount of each new certificate or policy will be equal to half of the current face amount of this certificate.

When this option will end

Your coverage under this option will end on the date you end or surrender this certificate.

TIAA-CREF Life Insurance Company

[Insurance Service Center

P.O. Box 724508

Atlanta, GA 31139

1-877-694-0305]

President and CEO